Exhibit 99.2

annual MANAGEMENT’S DISCUSSION AND ANALYSIS (RESTATED)

The following restated Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company for the year ended June 30, 2023 was prepared by management as of May 23, 2024 and was reviewed and approved by the Board of Directors. Details of the restatement of the consolidated financial statements referred to below are provided in Note 27 to the restated consolidated financial statements. The following discussion of performance, financial condition and future prospects should be read in conjunction with the restated audited consolidated financial statements of the Company and notes thereto for the year ended June 30, 2023. See “Risk Factors”. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

Certain information included in the MD&A is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” for further details.

Explanatory Note Regarding the Restatement of Previously Issued Consolidated Financial Statements and MD&A

The Company has restated its consolidated statements of cash flows for the year ended June 30, 2023 this MD&A to correct errors noted subsequent to the original filing. The following table and note present the impact of the restatement adjustments on the Company’s previously reported MD&A

Cash flow adjustments:

		Year ended June 30, 2023
	As previously reported	Adjustments				As restated
		#1	#2	#3	#4
	$	$	$	$	$	$
Recovery of accounts receivable	-	-	(212,779)	-	-	(212,779)
Accounts receivable	(2,502,992)	-	45,918	-	-	(2,457,074)
Foreign exchange gain and loss	-	-	(29,394)	(5,098)	(202,200)	(236,692)
Due from related parties	(645,876)	-	-	598,758	-	(47,118)
Cash provided by operating activities	(3,148,868)	-	(196,255)	593,660	(202,200)	(2,953,663)

Acquisition of property, plant and equipment	(950,713)	-	950,713	-	-	-
Investment in GIC	-	(6,550,000)	-	-	-	(6,550,000)
Investment in partnership units	-	(722,615)	-	-	-	(722,615)
Cash used in investing activities	(950,713)	(7,272,615)	950,713	-	-	(7,272,615)

Investment in GIC	(6,550,000)	6,550,000	-	-	-	-
Investment in partnership units	(722,615)	722,615	-	-	-	-
Proceeds from Tax equity	467,252	-	(467,252)	-	-	-
Non-controlling interest	287,206	-	(287,206)	-	-	-
Repayment of shareholder loan	-	-	-	(593,660)	-	(593,660)
Cash provided by financing activities	(6,518,157)	7,272,615	(754,458)	(593,660)	-	(593,660)

Effect of changes in exchange rates on cash	(187,949)	-	-	-	202,200	14,251

1. Investment in GIC and Investment in partnership units were incorrectly reported as part of cash provided by financing activities on the consolidated statement of cashflows and now are reported in investing activities.

2. Items related to the acquisition of property, plant and equipment, proceeds from tax equity and changes in non-controlling interest are related to the settlement of aged accounts receivable due from Solar Alliance, which are non-cash items. As a result, they are now removed from the investing activities and financial activities, and offset with accounts receivable reported in operating activities.

3. Repayment of shareholder loan was incorrectly reported as part of cash provided by operating activities and now is reported in financing activities.

4. Foreign exchange gain and loss that are not related to cash was incorrectly grouped with effect of changes in exchange rates on cash and now is reported as cash provided by operating activities.

The adjustments above had no impact on the consolidated statements of financial position, consolidated statements of income and comprehensive income, the consolidated statements of changes in shareholders’ equity, and earning(loss) per share.

Other changes to the MD&A:

●	Income (loss) per share for the fourth quarter of 2023

The Company incorrectly reported diluted loss per share for the three months ended June 30, 2023 in Summary of Quarterly Results of the MD&A previously filed. There is no dilution effect for loss and therefore we adjusted the Income (Loss) per share (basic and diluted) for the three months ended June 30, 2023 to (0.06).

Business Profile

The Company is incorporated in Ontario, Canada with its registered and head office at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc., and in 2016 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc. (“ASP”), to meet the demand for renewable energy in both countries. The Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023.

The Company is a growing renewable energy sector Company that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of a solar power plants, whether electricity grid interconnected or behind-the-meter (“BTM”) solar photovoltaic power plants on roofs of commercial and/or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply the green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their Renewable Procurement Standard (“RPS”) compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050 or NZ2035.

The Company is shifting its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. The Company will accelerate its portfolio growth via organic growth and M&A.

Selected Annual Information

Comparative information for annual periods from June 30, 2021, 2022 and 2023 has been presented in accordance with IFRS.

Year ended June 30	2023 (Audited) ($)	2022 (Audited) ($)	2021 (Audited) ($)
Revenue	18,397,509	10,197,619	7,346,581
Revenue - EPC	15,577,210	9,791,511	3,230,366
Revenue – development	2,724,040	406,108	4,116,215
Revenue – O&M services	96,259	-	-
Cost of goods sold	(13, 860,309)	(8,231,476)	(4,814,144)
Net income (loss)	2,241,986	(188,393)	(157,067)
Net income (loss) per share	0.11	(0.01)	(0.01)
Total assets	24,969,537	9,194,537	10,283,255
Long-term debt	1,254,465	1,388,013	1,143,242
Dividends	-	-	-

The following discussion addresses the operating results and financial condition of the Company for the year ended June 30, 2023 compared with the year ended June 30, 2022. For a discussion of the operating results and financial condition of the Company for the year ended June 30, 2023 compared with the year ended June 30, 2021, please refer to the Company’s MD&A for the year ended June 30, 2022 which is included in the Company’s long form prospectus dated February 10, 2023 and filed on SEDAR+ at www.sedarplus.com. The MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended June 30, 2023.

Results of operations for the year ended June 30th, 2023 as compared to the year ended June 30th, 2022

Trend

In fiscal 2023, the Company continued to focus on scaling its business model by growing its pipeline and advancing its projects in EPC in the US and development in both US and Canada. It is expected that the Company’s revenue will keep growing in 2024 as four projects were at NTP stage and one project was in construction at end of FY23.

The net income for the year ended June 30, 2023 increased by $2,430,379 compared to the year ended June 30, 2022 with $2,241,986 net income recognized in 2023 as compared to a net loss of $188,393 recognized in 2022.

Key business highlights and projects updates in 2023

●	Existing projects

Name	Location	Size (MW DC)	Timeline	Milestone	Current Status
Richmond	New York, USA	7.0	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
Portland	New York, USA	3.5	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
US1	New York, USA	0.4	December 2022	Reach PTO (permission to operate)	EPC project. It reached substantial completion in December 2022. The Company acquired 67% of the project in June 2023
VC1	New York, USA	0.3	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022. The Company acquired 67% of the project in June 2023
SCA	New York, USA	0.7	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
Willis	New York, USA	0.2	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
Manlius	New York, USA	5.7	December 2023	Reach PTO (permission to operate)	EPC project. It’s expected to reach PTO in December 2023

●	Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost	Cost Incurred	Sources of Funding	Current Status
Geddes	New York, USA	3.7	September 2023	Completion of engineering and permitting, along with procurement deposit	500,000	99,736	IPO, working capital	Milestone reached in September 2023 and construction started in the same month.
261 Township	Alberta, Canada	4.2	June 2024	Completion of engineering work and placement of orders for main project components	800,000	31,428	IPO, working capital

Structural assessment, noise study, and solar glare assessment are complete and interconnection has been filed with the utility. An Industrial Project Letter from Alberta Environment and Parks has been obtained for the project.

A High Level Study has been received from Fortis Alberta for the project, and a Detailed Level Study is currently underway for Phase 1. Interconnection for Phase 2 will be filed with the utility pending the final results of Phase 1. The Alberta Utilities Commission (“AUC”) has announced a pause on approvals of new renewable electricity generation projects over one megawatt until Feb. 29, 2024, and that it will review policies and procedures for the development of renewable electricity generation. This pause will impact the Company’s receipt of interconnection approval for the project from the AUC until it is over, but in the interim the Company will advance its environmental and other studies, along with permits that are unrelated to the AUC.

Richmond 2	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	400,000	10,642	IPO, working capital
Hardie	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	13,386	IPO, working capital
206 Fuller Rd	New York, USA	4.9	March 2024	Completion of interconnection studies, engineering and permitting, along with interconnection deposit	800,000	10,750	IPO, working capital	The four projects are under utility interconnection study. The design work will be after the completion of the interconnection study.
6882 Rice Road	New York, USA	5.2	March 2024	Completion of interconnection studies, engineering and permitting, along with interconnection deposit	800,000	10,750	IPO, working capital

SUNNY	New York, USA	28.0	June 2025	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	900,000	33,232	IPO, working capital	The Company submitted an interconnection request to New York Independent System Operator. The company signed a lease agreement with the landowner in 2022. It has also qualified to submit a Proposal under NYSERDA’s RESRFP22-1 for Renewable Energy Credits (RECs).
Settling Basins - 1	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	19,225	IPO, working capital
Settling Basins - 2	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	19,225	IPO, working capital	These three projects were sold to Honeywell International Inc. (“Honeywell”) in September 2023 and continued to be developed the Company under terms of an EPC contract. The three projects are under utility interconnection study and engineering study. The design work will be after the completion of the interconnection study.
Settling Basins - 3	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	19,225	IPO, working capital

Revenue

Revenue for the year ended June 30, 2023 was $18,397,509 compared to $10,197,619 in the comparative period. The revenue increase was mainly the result of services provided with respect to the Manlius project in New York, USA.

The EPC service revenue for the year ended June 30, 2023 was $15,577,210 compared to $9,791,511 in the comparative period, increasing by $5,785,699, or 50%. The revenue increase was mainly due to significant progress in Manlius ($6.0M) and completion of Portland ($1.8M) and Richmond ($4.1M) projects in the year ended June 30, 2023 while the Company worked on fewer projects throughout the year ended June 30, 2022.

For the year ended June 30, 2023, the Company generated $2,724,040 in development revenue mainly from the sale of Manlius project for $2.7M. For the year ended June 30, 2022, the Company generated $406,108 in development revenue from the sales of two small-size projects developed by the Company.

For the year ended June 30, 2023, the Company generated $96,259 in service revenue. No such revenue was generated for the year ended June 30, 2022.

Expenses

	2023	2022	Change	Management Commentary
Cost of goods sold	(13,860,309)	(8,231,476)	(5,628,833)	Consistent with increase in revenue
Operating expense:
Advertising and promotion	(282,908)	(8,390)	(274,518)	Additional costs incurred in FY23 relating to investor marketing, including design of new company logo and website.
Depreciation	(49,209)	(25,782)	(23,427)	Increase related to right-of-use (ROU) asset lease started on May 1, 2022, less amortization on ROU in the FY22 comparing to FY23
Insurance	(130,259)	(62,751)	(67,508)	Insurance was higher due to increased activity and higher director and officer insurance premiums following completion of the IPO
Office, rent and utilities	(348,864)	(263,742)	(85,122)	Increase in FY23 due to accounting software migration to QuickBooks Online from QuickBooks Desktop. In FY23, both versions of the software are being used. In FY23, there were also IT equipment upgrades.
Listing fees	(101,505)	-	(101,505)	In FY23, Company incurred various IPO related fees, including prospectus and SEDAR filling fees ($44k), IPO listing and processing fees ($15k), and fees associated with a OTCQX application for trading in the United States ($20k).
Professional fees	(1,248,895)	(143,937)	(1,104,958)	Increase due to $160k audit fees all incurred in FY23, $237k consulting fees relating to PCDC claims, $545k consulting fees relating to preparation for IPO, and $260k legal fees accrual (relating to IPO, ATM, Self Prospectus, trademarks, etc.).
Salary and Wages	(1,876,338)	(1,774,583)	(101,755)	$122k bonus paid in FY23
Stock based compensation	(2,946,850)	-	(2,946,850)	Employee stock compensation of $810k, $344k for RSU, and $1.8M related to warrants granted for advisory services.
Travel and events	(228,509)	(47,504)	(180,005)	More travel and seminars activities in 2023 as there is no pandemic restriction.
Total operating expenses	(7,213,337)	(2,326,689)	(4,886,648)
Total Expenses	(21,073,646)	(10,558,165)	(10,515,481)

Other Income (Expenses)

For the year ended June 30, 2023, the Company had other income of $6,590,347 compared to other income of $204,732 for the year ended June 30, 2022. Other income for the year ended June 30, 2023 consists mainly of Pre-Construction Development Costs recovered from the Ontario Independent Electricity System Operators (“IESO”) of $6,338,640, allowance for doubtful accounts recovery of $212,227, foreign exchange gain of $13,189, CESIR refund of $31,060, and government subsidies of $2,808, offset by other expense of $14,949. Other income for the year ended June 30, 2022 consisted mainly of Covid subsidy of $133,506, CESIR refund of $114,491, and foreign exchange loss of $9,212, offset by other expense of $34,053.

Net Income (Loss)

The net income for the year ended June 30, 2023 was $2,241,986 for an income per share of $0.11 based on 19,575,479 weighted average number of outstanding common shares versus loss of $188,393 for a loss per share of $0.01 based on 16,000,000 weighted average number of outstanding common shares for the comparative period.

Total Assets

Total assets for the year ended June 30, 2023 were $24,969,537 compared to $9,194,537 in the comparative period. The increase in assets was due to an increase in short-term investment, trade and other receivables, unbilled revenue, inventory, fixed assets and investment, which was partially offset by a decrease in contract fulfilment costs.

Total Liabilities

Total liabilities for the year ended June 30, 2023 were $8,338,341 compared to $4,753,922 in the comparative period. The increase in liabilities was due to an increase in trade and other payables, and unearned revenue.

Cash flow from operating activities (

The Company has positive cash flow of $2,390,915 (restated) from operating activities during the year ended June 30, 2023, while the Company generated cash of $171,212 during the same period ended June 30, 2022. The Company generated cash of $5,801,610 (restated) from the operational activities and used $3,410,695 (restated) from the change of working capital during the year ended June 30, 2023, while the Company generated cash of $14,830 from the operational activities and generated $156,382 from the change of working capital for the same period ended June 30, 2022.

Cash flow from financing activities

The Company has positive cash flow of $5,807,364 (restated) from financing activities during the year ended June 30, 2023, while the Company used cash of $679,271 in financing activities during the same period ended June 30, 2022. The cash generated in financing activities for the year ended June 30, 2023 was mainly driven by the net proceeds of $1,250,000 received from debenture financing completed in October 2023 and net proceed from the issuance of common shares of $5,611,802, offset by the repayment of short-term loans of $320,275, repayment of long-term loans of $111,111, repayment of lease obligation of $29,392, and repayment of shareholder loan of $593,660 (restated). The cash used in financing activities for the year ended June 30, 2022 was mainly driven by the net proceeds received from long-term debts of $316,450, offset by the repayment of short-term loans of $982,642.

Cash flow from investing activities

The Company used cash of $1,122,465 in purchase of development assets, $722,615 in purchase of partnership units (restated - reclassified from financing activities), and $6,550,000 in purchase of short-term GIC (restated - reclassified from financing activities) during the year ended June 30, 2023. The Company used $10,970 in plant, property and equipment during the same period ended June 30, 2022.

Acquisition

ASP has an EPC agreement with Solar Alliance Energy Inc (“Solar Alliance”) to be engaged in the development, engineering, procurement, construction, and operations of solar energy facilities (US1 & VC1 projects). The US1 & VC1 projects were reached PTO (permission to operation) in Dec 2022. According to the EPC agreement, ASP had fulfilled its performance obligation and was able to recognize EPC services revenue at the amount of $1,340,765 CAD ($1,082,345 USD) when US1 & VC1 projects reached PTO.

On December 28, 2022, the Company entered into a promissory note with Solar Alliance converting a series of overdue accounts receivables of $1,206,004 (USD $891,158) since August 2022 to a note receivable. The promissory note bears interest rate of 15% per annum and was payable on a monthly basis.

On June 20, 2023, the Company settled the outstanding promissory note of $1,206,004 (USD $891,158) plus accrued interest of $111,821 (USD $82,203) through the acquisition of 67% of in Solar Alliance DevCo LLC (“Solar Alliance DevCo”), a wholly-owned subsidiary of Solar Alliance, under the terms of membership interest purchase agreement. As a result of the acquisition, Solar Alliance DevCo operates as a subsidiary of ASP. Solar Alliance DevCo holds two solar energy facilities (US1 & VC1) which have reached commercial operation stage. As a result, the Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair values at the acquisition date.

On acquisition, the purchase consideration transferred of $574,824 is the fair value of the promissory note plus accrued interest as of June 20, 2023. Hence, the Company recognized an impairment loss of $724,205 (USD $539,204) from the remeasurement of promissory note to its fair value as of the acquisition date. The impairment loss was recognized in profit or loss.

The Company also recognized $283,122 (USD $213,838) for 33% non-controlling interest in Solar Alliance DevCo.

Discussion of Operations and Outlook

Solar PV Technology

The Company is in the business of developing solar photovoltaic (“PV”) projects. PV devices generate electricity directly from sunlight via an electronic process that occurs naturally in certain types of material, called semiconductors. Electrons in these materials are freed by solar energy and can be induced to travel through an electrical circuit, powering electrical devices or sending electricity to the grid.

Solar power is not dependent on burning fossil fuels or other products; instead, it uses electrons captured from the sun’s energy for electricity creation. Therefore, solar energy does not create greenhouse gases for energy production. Most modern solar cells are made from crystalline silicon semiconductor material. Silicon cells are more efficient at converting sunlight to electricity, but generally have higher manufacturing costs.

The cost of PV has dropped dramatically as the industry has scaled up manufacturing and incrementally improved the technology with new materials. Installation costs have come down too with more experienced and trained installers.

Using the PV technology the Company develops, builds, and operates behind-the-meter (BTM) solar power plants, electricity grid connected community solar gardens, and utility scale solar farms

BTM Solar Power Plants

The Company is a turn-key service provider to commercial and industrial customers for them to own BTM solar power plant on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and 3rd party ownership.

The most effective method to achieve Net-Zero carbon emissions from buildings is to build them all electric, with BTM solar power plants on-site to generate zero emission renewable solar power for the building’s self-use. The BTM solar power plants are reasonable in size (average 300 kWp) as rooftop, carport or ground mount systems. A BTM solar power plant can be net metered, through which the excess solar energy produced by the plant can be sent back to the grid in return for a credit or money from the local utility. BTM solar power plants have the following benefits:

●	Self-consumption of distributed generation,
●	Energy cost savings,
●	Control project operations and maintenance,
●	Visible commitment to sustainability, and
●	Resiliency (with battery storage).

BTM solar power generation provides a readily available solution toward the goal of Net-Zero by 2050. There has been an increased interest in BTM solar power plants as an effective way to halt climate change. The Company is experienced in BTM solar and currently manages a number of BTM solar power plants. It is anticipated that the Company will be able to develop and build 2 MWp BTM solar power plants in 2024 in Canada and the USA.

On September 18, 2023 the Company and Honeywell entered into a Membership Interest Purchase Agreement (the “Honeywell MIPA”) and an EPC agreement (the “Honeywell EPC Agreement”) pursuant to which Honeywell acquired the SB-1, SB-2 and SB-3 projects and retained the Company for their construction, with a total transaction value of US$41 million. The Company also expects that it will retain an operations and maintenance contract for the SB projects following the completion of construction.

Community Solar Farms

Community solar refers to local solar PV facilities shared by multiple community subscribers who receive credit on their electricity bills for their share of the power produced. Community solar provides homeowners, renters, and businesses equal access to the economic and environmental benefits of solar energy generation regardless of the physical attributes or ownership of their home or business. Community solar expands access to solar for all, including in particular low-to-moderate income customers most impacted by a lack of access, all while building a stronger, distributed, and more resilient electric grid. Community solar power plants are usually less than seven (7) megawatts (MWdc) of electrical capacity, and it could power about 1,000 homes (the average American household uses approximately 10,000 kWh per year).

The Company works with 3rd party subscriber organizations in Boston and Chicago to manage its current 7,000 or so community solar subscribers. The Company brought 6 projects, total of 12.1 MWp, to COD in 2023.It is anticipated that the Company will deliver 30 MWp community solar farms with an additional more than 3,000 subscribers in year 2024.

On September 26, 2023 the Company announced that it has completed mechanical construction of the Community Solar Project in the Town of Manlius, Onondaga County, New York. The 5.9MW Project was constructed for Solar Advocate Development LLC under the terms of the Manlius EPC Agreement. All civil work is complete, along with the mechanical installation of racking and modules. The next step is completion of some final electrical work and acceptance testing. The project is expected to become operational during the fourth quarter of calendar year 2023.

On October 2, 2023 the Company announced that it has commenced major construction on the Geddes project that is being developed by the Company in Geddes, New York. Current activities include civil work and the commencement of the racking and module installation. Subject to receipt of financing, the Company intends to own and operate the Geddes project. The Geddes project which has a designed capacity of 3.7 megawatts MW DC is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets. Based on its forecast project schedule, the Company anticipates that construction of the Geddes project will be completed in the 1st quarter of calendar 2024.

Utility Solar Farms

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production.

What distinguishes utility-scale solar from distributed generation is both project size and the fact that the electricity is sold to wholesale energy buyers, not end-use consumers. Virtually every utility-scale solar facility has a power purchase Agreement (PPA) with a corporation, an IPP or a utility, guaranteeing a market for its energy for a fixed term of time.

Utility-scale solar farm has become a growing source of electricity in the world. Many companies will need to partner with solutions providers such as the Company to help put them on a net-zero trajectory. The Company is actively advancing its utility scale solar farms pipeline of 200 MWp and anticipates to further developing a 28 MWp utility scale solar farm in 2024.

Battery Energy Storage Systems (BESS)

The Company is actively participating with a development partner in the Ontario IESO Competitive RFP Procurement of Battery Energy Storage Systems (BESS). On behalf of the customers, the Company won three BESS projects in 2023. On October 3, 2023, the Company entered into three EPC agreements for the construction of these three separate BESS projects (the “BESS Projects”) that were previously announced in June 2023, with a total contract value of approximately $36 million. The Projects are owned by SFF, two First Nations communities, and a third party developer in Ontario through holding companies. The BESS Projects are known as 903, OZ-1 and SFF 06 and are subject to the following agreements:

(i)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for 903 Project;

(ii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234813 Ontario Inc. and the Company for OZ-1 Project; and

(iii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for SFF 06 Project.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than April 30, 2026, but the Company intends to have them completed for operation by the summer of 2025. Each BESS Project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology. Lithium-iron-phosphate technology allows for the greatest number of charge/discharge cycles, making it the optimal selection for stationary energy storage systems.

Legal Matters and Contingent Assets

The Company is subject to the following legal matters and contingencies:

1.	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property that is being developed by the Company. The lawsuit was filed challenging the approval of the Manlius landfill. The Company is not named in the lawsuit; however, in cooperation with the town, the Company is vigorously defending this suit. On October 5, 2022 by decision of the State of New York Supreme Court, the lawsuit was dismissed. However, on October 19, 2022 an appeal was filed by the petitioners in the Appellate Division of the State of New York Supreme Court. The likelihood of success in these lawsuits cannot be reasonably predicted.

2.	On June 29, 2018, the Progressive Conservative Party of Ontario was sworn in as the new provincial government. On July 13, 2018, the new government issued an Order in Council containing the Minister of Energy’s Directive to immediately take all steps necessary to wind down all Feed-In Tariff (FIT) 2, 3, 4 and 5 contracts where the Independent Electricity System Operator (IESO) had not issued Notice to Proceed (“NTP”). An NTP was issued for a contract when it was ready for construction.

In response to the Minister of Energy’s Directive, the IESO issued termination notices to all pre-NTP FIT contract holders on July 16, 2018. However, the notice confirmed FIT Contract provisions for the cost recovery of Pre-Construction Development Costs (“PCDC”) in the event of contract termination. Pre-Construction Development Costs are defined as reasonable costs incurred in development of a project from contract award date to termination date. The total value of the PCDC claims submitted by the Company’s subsidiary, 2467264 Ontario Inc, is $6.3 million. IESO confirmed the full $6.3 million amount during the quarter ended March 31, 2023. As of March 31, 2023, $1.4 million have been recovered from IESO and the remaining $4.9 million was recorded as receivable.

3.	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and seven independent solar project developers (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in these consolidated special purpose financial statements with respect to this claim.

4.	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and fourteen independent solar project developer (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

5.	On October 10, 2023, the Company received a demand letter from US lawyers representing Dan Juhl claiming that the company is infringing Mr. Juhl’s trademark rights.Mr. Juhl holds a trademark registration for SOLARBANK in association with “Electric power generators, namely, reserve electric power generators for the renewable energy sector”. The Company is responding to the letter on several grounds, including that Mr. Juhl’s trademark is not distinctive in association with power storage products, that Mr. Juhl does not appear to be using the SOLARBANK trademark with products, and that confusion to trademark is unlikely because the Company’s business and services are very different from the products listed in Mr. Juhl’s application. The Company’s response will also indicate that it does not and has no intension of offering consumer products under the name “solar bank”.

Summary of Quarterly Results

Description	Q4 June 30, 2023 ($)	Q3 March 31, 2023 ($)	Q2 December 31, 2022 ($)	Q1 September 30, 2022 ($)

Revenue	9,245,267	706,856	2,964,934	5,480,452
Income (Loss) for the period	(1,076,836)	3,064,872	89,468	164,482
Income (Loss) per share (basic and diluted)	(0.06)	0.11 (basic) 0.09 (diluted)	0.01	0.01

Description	Q4 June 30, 2022 ($)	Q3 March 31, 2022 ($)	Q2 December 31, 2021 ($)	Q1 September 30, 2021 ($)

Revenue	388,369	977,562	6,211,631	2,602,057
Income (Loss) for the period	(880,801)	235,346	399,331	57,731
Income (Loss) per share (basic and diluted)	(0.06)	0.03	0.02	0.00

Historical quarterly results of operations and income per share data do not necessarily reflect any recurring expenditure patterns or predictable trends except for the fact that seasonally the Company’s third quarter typically has the smallest amount of revenue due to winter conditions that are less favorable for construction. The Company’s revenues fluctuate from quarter to quarter based on the timing of recognition of revenue which is dependent on the stage of the various solar power projects under development. Refer to “Results of Operations” for additional discussion.

Results of operations for the three months ended June 30, 2023

During the fourth quarter of 2023, the Company generated $9,245,267 in revenue mainly from the Manlius project in New York as a result of an EPC agreement being signed and construction started at end of FY23.

The Company reported a comprehensive loss from operations for the three months ended June 30, 2023 of $1,076,836 as compared to $880,801 for the three months ended June 30, 2022

Reviews of the major items during the three months ended June 30, 2023 as compared to the three months ended June 30, 2022 are as follows:

	2023	2022	Change	Management Commentary
Advertising and promotion	(196,576)	(990)	(195,586)	Additional costs incurred in FY23 relating to investor marketing, including design of new company logo and website.
Salary and wages	(594,626)	(458,764)	(135,862)	Additional personnel added in FY23 and increased bonus payments
Professional fees	(534,918)	(72,699)	(462,219)	Increase due to audit fees all incurred in FY23, consulting fees relating to PCDC claims, and legal fees relating to Shelf Prospectus, ATM, trademarks etc.
Office, rent and utilities	(108,582)	(119,573)	10,991	Change due to timing of expenses incurred.
Stock based compensation	(325,399)	-	(325,399)	Stock based compensation issued in FY23.

Liquidity

As at June 30, 2023, the Company had a cash balance of $749,427 (June 30, 2022 - $931,977) with working capital surplus of $14,962,023 (June 30, 2022 - $5,617,200).

As at	June 30, 2023	June 30, 2022
	$	$
Cash	749,427	931,977
Working capital	14,962,023	5,617,200
Total assets	24,969,537	9,194,537
Total liabilities	8,338,341	4,753,922
Shareholders’ equity	16,631,196	4,440,615

The Company believes that with the proceeds of the IPO, along with its expected operating income and cash flows, it has sufficient working capital to continue its operations for the next twelve months. To date, the Company’s operations have been financed from cash flows from operations and debt financing. The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

To assist with potential liquidity needs, the Company has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities.

In addition. The Company has entered into an equity distribution agreement (the “Distribution Agreement”) with Research Capital Corporation (the “Agent”) to establish an at-the-market equity program (the “ATM Program”). The Company may issue up to $15,000,000 of common shares of the Company (the “ATM Offered Shares”) from treasury under the ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agent, at the Company’s discretion. The ATM Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

Capital Resources

Share Capital Transactions

In October 2022, the Company completed a convertible bridge loan financing for gross proceeds of $1,250,000 (the “Convertible Loan”). Upon the closing of the initial public offering, the proceeds of the Convertible Loan shall convert into Conversion Units at a conversion price of $0.50 per Conversion Unit. Each Conversion Unit consists of one Common Share, one Series A Warrant and on Series B Warrant.

Each Series A Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series A vesting condition that is the Warrant shall become exercisable upon the Company attaining a fully diluted market capitalization of CAD $20M calculated by multiplying all of the issued and outstanding common shares and convertible securities of the Company by its closing price on the stock exchange where its primary trading occurs. The Series A vesting condition was satisfied on date of the closing of the IPO. As a result, 2,500,000 Series A warrants vested on March 1, 2023.

Each Series B Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series B vesting condition that is the Warrant shall become exercisable upon the Company completing a listing on a senior Canadian or United States stock exchange such that the Company is not designated as a venture issuer.

Both Series A Warrant and Series B Warrant expires 60 months from the closing of the initial public offering.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 10%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $1,136,364 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $113,636 on inception is presented as a component of shareholders’ equity. On March 1, 2023, the full liability portion of the Convertible Loan converted to 2,500,000 Common Shares. A continuity of the liability portion of the convertible debentures is as follows:

Balance, June 30, 2022	-
Initial recognition	$1,136,364
Accretion interest expenses	47,348
Conversion of Loan upon IPO	(1,183,712)
Balance, June 30, 2023	$-

On March 1, 2023, the Company closed its initial public offering (the “IPO”) of common shares of the Company (“Common Shares”) raising aggregate gross proceeds of $6,037,500. The IPO consists of 8,050,000 Common Shares (including full exercise of the over-allotment option) issued at a purchase price of $0.75 per Common Share. The Company paid $362,250 broker commission, $63,448 legal fees and issued 483,000 broker warrants to purchase common shares at $0.75 per share until March 1, 2026. The broker warrants were valued using the Black-Scholes model resulting in fair value of $242,575. As of June 30, 2023, the Company has used the net proceeds from the IPO as follows:

Use of Proceeds	Initial Estimated Amount ($)	Actual Amount ($)
Completion of engineering and permitting, along with procurement deposit, for two projects located in New York, USA.	1,000,000	4,464,898
Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee for one project located in New York, USA.	900,000	74,895
Working capital for one project in Alberta, Canada that provides for the completion of engineering work and placement of orders for main project components.	800,000	8,065
Business development initiatives in the United States involving completion of documentation to advance six projects to the notice to proceed stage.	1,600,000	99,006
Salaries for new hires.	418,250	71,386
Total	4,718,250	4,718,250

On November 4, 2022, the Company granted 500,000 Restricted Share Units (“RSUs”) to a consultant. Pursuant to the agreement, each unit is exercisable into one common share of the Company for a period of 60 days from the vesting date. 50% of the units, or 250,000 units, vested on the date of closing of the IPO, which was March 1, 2023, and the remaining 50% vests on the date that is 5-months after the date of closing of the IPO (on August 2, 2023). On March 8, 2023, 250,000 common shares were issued as a result of the vesting of 250,000 RSUs.

On March 13, 2023, the Company granted 15,000 RSUs to an employee. Pursuant to the agreement, each unit is exercisable into one common share of the Company for a period of 60 days from vesting date. 50% of the units, or 7,500 units, vest one year after the grant date (on March 12, 2024), and the remaining 50% vest two years after the grant date (on March 12, 2025).

On October 3, 2022, the Company granted an aggregated of 2,500,000 warrants as compensation to consultants in connection with the advisory services provided to assist the Company to successfully complete IPO. The warrants have been recorded at their estimated fair value of $1,792,594 during the year ended June 30, 2023. Each fully vested warrant may be exercised at $0.10 to acquire common share. The estimated fair value of the warrants was measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.59%
●	Expected life: 4.69 years;
●	Expected volatility: 126% based on historical five-year trends of industry peers;
●	Expected dividend yield: 0%;

On March 1, 2023, the Company granted an aggregate of 483,000 warrants to a brokerage firm as commission for the completion of the IPO. The warrants have been recorded at their estimated fair value of $248,069 during the year ended June 30, 2023. Each fully vested warrant may be exercised at $0.75 to acquire a common share. The estimated fair value of the warrants was measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.85%
●	Expected life: 3 years;
●	Expected volatility: 111% based on historical three-year trends of industry peers;
●	Expected dividend yield: 0%;

On November 4, 2022, the Company granted an aggregate of 2,774,000 stock options to employees and directors at an exercise price of $0.75 per share, exercisable for a period of 5 years. The options vest over 24 months, 50% per 12 months from grant date. The estimated fair value of these options has been measured using the Black-Scholes valuation model. During the year ended June 30, 2023, compensation expense related to stock options was $809,628. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.80%;
●	Expected life: 4 years;
●	Expected volatility: 124% based on historical four-year trends of industry peers;
●	Expected dividend yield: 0%;

As at June 30, 2023, no stock options were exercisable.

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	June 30, 2023	June 30, 2022
Long-term debt – non-current portion	$759,259	$1,230,643
Shareholders’ equity	$16,631,196	$4,440,615

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

Changes to capital management from the prior year includes closing of Company’s initial public offering of common shares on March 1, 2023.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s common share and convertible securities as of June 30, 2023 and as of the date of this MD&A:

Security Description	June 30, 2023	Date of report

Common shares	26,800,000	26,857,200
Warrants	7,983,000	7,928,000
Stock options	2,759,000	2,759,000
Restricted share units	265,000	265,000
Fully diluted shares	37,807,000	37,809,200

During the year ended June 30, 2023 the Company did not issue any Common Shares in at-the-market offerings.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

As at June 30, 2023, included in trade and other receivable was $Nil (June 30, 2022 - $121,705) due from Sustainable Investment Ltd. (“SIL”). One of SIL’s director is also the controlling shareholder of the Company as at June 30, 2022. Subsequent to June 30, 2022, the controlling shareholder of the Company has ceased to be the director of SIL.

As at June 30, 2023, included in trade and other receivable was $Nil (June 30, 2022 - $86,000) due from Renewable Sun Energy Co-Op (“RSE”). One of RSE’s director is also the controlling shareholder of the Company as at June 30, 2022. Subsequent to June 30, 2022, the controlling shareholder of the Company has ceased to be the director of RSE.

As at June 30, 2023, included in loan payable was $Nil (June 30, 2022 - $567,664) shareholder loan advance from a shareholder. In 2021, the Company entered into a term loan agreement with a shareholder for a loan of $656,859 (USD$517,017) with a fixed interest rate of 10% for the first month and 1% for the remaining 11 months compound monthly. The Company fully repaid the loan 2022 plus interest of $5,677 on September 16, 2022.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the year ended June 30, 2023 and 2022 were as follows:

	June 30, 2023	June 30, 2022
Short-term employee benefits	$1,533,393	998,511
Share-based compensation	440,362
Advisory warrants	448,156

Short-term employee benefits include consulting fees and bonus.

Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Significant accounting judgements and estimates

Despite the fact that the Company determined there are no critical accounting estimates, the most significant accounting judgements and estimates that the Company has made in the preparation of the consolidated financial statements includes:

Taxes:

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

Percentage of completion calculation:

The Company measures the stage of completion for EPC projects based on costs incurred to date compared to the total estimated costs for the project. The estimation of total estimated costs requires judgement and changes to these estimates may affect revenue, unbilled revenue, and deferred revenue.

Expected credit loss:

The Company makes estimates for expected credit loss in respect of accounts receivables and other receivables based on IFRS 9 – Financial instruments. The expected credit loss is estimated based on management’s assessment of the credit history with the customers, current relationship with them and taking into consideration of forward-looking information. A change in customers’ payment behaviour or financial position could impact the expected credit loss recorded in the accounts. If actual credit losses differ from estimates, future earnings would be affected.

Warranties:

The Company generally provides a warranty period of one year for its services. Management applies estimates in establishing warranty provision on the basis of warranty terms in the sales contract and historical experience. For the year ended June 30, 2023, $Nil warranty provision was recorded (2022 - $Nil).

Contract fulfilment costs:

When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company firstly considers any other applicable standards. If those other standards preclude capitalisation of a particular cost, then an asset is not recognized under IFRS 15.

If other standards are not applicable to such contract fulfilment costs, the Company applies the following criteria which, if met, result in capitalisation: (i) The costs directly relate to a contract or to a specifically identifiable anticipated contract; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgement, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable.

The Company has determined that, where the relevant specific criteria are met, the costs directly relate to engineering services, procurement and construction services rendered are likely to qualify to be capitalised as contract fulfilment assets.

Judgement is applied by the Company when determining what costs qualify to be capitalised in particular when these costs are incremental and whether these are expected to be recoverable.

Convertible debenture:

The determination of the fair value of convertible debentures requires the input of highly subjective assumptions, including the expected discount rate. Changes in the input assumptions could materially affect the fair value estimate.

Stock-based compensation and warrant valuation:

The fair value of stock options issued and warrants granted are subjective to the limitation of the Black-Scholes option pricing model which incorporates market data, and which involved uncertainty and subjectivity in estimates used by management in the assumptions. The model requires assumptions relating to share price volatility, expected life of options and discount rate. Changes in these assumptions affect the fair value of the options and the amount of stock-based compensation to be recognized in operations over the vesting period.

Tax equity liabilities:

The Company makes estimates in the determination of expected future cash flows to calculate the effective interest rate (“EIR”) and amortization of tax equity liabilities. Tax equity investors generally require a specified allocation of the project’s cash distributions and tax attributes such as investment tax credit and taxable income or loss, including accelerated tax depreciation. Estimates are made when determining the amount and allocation of cash distributions and tax attributes to the tax equity investors, which may be influenced by a number of assumptions such as electricity production, selling prices, costs to operate and tax amounts.

Determining control or significant influence of special purpose entities:

The determination of whether the Company has control or significant influence over special purpose entities requires the Company to make assumptions and judgments in evaluating its specific control and influence characteristics. The Company exercises judgment in determining whether non-wholly owned special purpose entities are controlled by the Company, which involves the assessment of how the decisions of the special purpose entities are made, whether the rights of other partners are protective or substantive in nature, and the ability of the Company to influence the returns of the special purpose entity.

Acquisitions:

Management has had to apply judgment relating to acquisitions with respect to whether the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion.

Changes in Accounting Policies

The following new and revised accounting standard, along with any consequential amendments were adopted by the Company for annual periods beginning on or after January 1, 2023.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB issued amendments to IAS 8 to clarify how reporting entities should distinguish changes in accounting policies from changes in accounting estimates. The amendments include a definition of “accounting estimates”

as well as other amendments to IAS 8 that will help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction between these two types of changes is important as changes in accounting policies are normally applied retrospectively to past transactions and events, whereas changes in accounting estimates are applied prospectively to future transactions and events.

IAS 1 – Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” aiming to improve accounting policy disclosures. The amendments to IAS 1 require reporting entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The Company does not expect the adoption of these new amendments to have a significant impact as the amendments only affect the note disclosure of the financial statements.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.
●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. The Company do not have Level 2 and Level 3 financial instrument.

The carrying amounts of trade and other receivables, due from and due to related parties, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

June 30, 2023	Revenue	% of Total Revenue
Customer A	$8,687,175	47%
Customer B	$5,924,196	32%

June 30, 2022	Revenue	% of Total Revenue
Customer A	$8,925,034	88%

June 30, 2023	Account Receivable	% of Account Receivable
Customer A	$8,584,998	76%
Customer C	$1,537,357	14%

June 30, 2022	Account Receivable	% of Account Receivable
Customer A	$3,619,579	64%
Customer B	$1,596,777	28%

The outstanding accounts payable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few vendors who account for over 10% of total cost of goods sold as well as vendors who account for over 10% percentage of outstanding Accounts Payable.

June 30, 2023	Purchases	% of Total Purchases
Vendor A	$2,698,889	19%

June 30, 2022	Purchases	% of Total Purchases
Vendor B	$2,928,814	36%
Vendor C	$1,630,780	20%

June 30, 2023	Account Payable	% of Account Payable
Vendor A	$549,996	12%

June 30, 2022	Account Payable	% of Account Payable
Vendor B	$1,108,168	43%

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

Commitment of loan for the next five years

Estimated principal repayments are as follows:

2024	$151,111
2025	111,111
2026	111,111
2027	111,111
2027 onwards	425,926
Total	$910,370

Commitment of lease for the next five years

The maturity analysis of the Company’s contractual undiscounted lease liabilities as of June 30, 2023 is as follows:

2024	$60,302
2025	64,183
2026	67,957
2027	11,431
Total	$203,873

Subsequent Events

Investment

On July 5, 2023, the Company acquired 42,500 limited partnership unites of Solar Flow-Through 2016 Limited Partnership for an aggregate purchase price of $2,465,000.

At-the-Market Offering

The Company sold 1,000 shares on September 21, 2023 and 1,200 shares on September 22, 2023 through at-the-market offering at an average price of $10.0018 per share for gross proceeds of $22,003.96.

EPC Contract with Honeywell

On September 19, 2023 the Company and Honeywell entered into the Honeywell MIPA and the Honeywell EPC Agreement pursuant to which Honeywell acquired the SB-1, SB-2 and SB-3 projects and retained the Company for their construction, with a total transaction value of US$41 million. The Company also expects that it will retain an operations and maintenance contract for the SB projects following the completion of construction.

BESS Projects

On October 3, 2023, the Company entered into an EPC agreement for the construction of three separate BESS Projects with a total contract value of approximately $36 million. The BESS Projects are owned by Solar Flow-Through Funds, two First Nations communities, and a third party developer in Ontario. Refer to “Discussion of Operations and Outlook – Battery Energy Storage Systems (BESS)” for further details.

OFIT Acquisition

The Company has entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “Projects”) for consideration of 278,875 common shares (the “Consideration Shares”) of the Company (the “OFIT Transaction”). The corporations OFIT GM Inc. and OFIT RT Inc. (the “Purchased Entities”) have been operating the Projects since 2017. The shares of the Purchased Entities are being acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the SPAs, the Company will acquire 49.9% ownership of OFIT RT Inc. where Whitesand First Nation owns the remaining shares of OFIT RT Inc. The Company will also acquire 49.9% ownership of OFIT GM Inc. where the Town of Kapuskasing owns the remaining shares of OFIT GM Inc. The closing of the OFIT Transaction is subject to certain customary conditions including the receipt of consents from lenders to the Purchased Entities, landlords for the leases of the solar sites and shareholders of the Purchased Entities. Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and will indirectly receive one-third of the Consideration Shares. As a result, the Transaction is considered a related party transaction.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended June 30, 2023 and filed on SEDAR+ at www.sedarplus.com.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s expectations about its liquidity and sufficient of working capital for the next twelve months of operations; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this MD&A; the reduction of carbon emissions; the receipt of incentives for the projects; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.